Exhibit 99.1

ASX ANNOUNCEMENT

14 April 2023

KAZIA REGAINS COMPLIANCE WITH NASDAQ

MINIMUM BID PRICE REQUIREMENT

Sydney, 14 April 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to have received notification from the Listing Qualifications Staff (the “Staff”) of the Nasdaq Stock Market LLC (Nasdaq) that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

The company previously received notification from the Staff on December 9, 2022, that its American Depository Shares (ADSs) were not in compliance with Nasdaq’s minimum bid price requirement, having closed at a price below US$ 1.00 per share for thirty consecutive business days.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of at least US$ 1.00 per share, and failure to do so for a period of 30 consecutive business days triggers a deficiency notice. Under Nasdaq Listing Rule 5810(c)(3)(A), the company has 180 calendar days from the date of the notice to cure the deficiency. If at any time during this period the bid price of the company’s ADSs closes at or above US$ 1.00 per share for a minimum of ten consecutive business days, the company will regain compliance with the minimum bid requirement.

On April 13, 2023, the company received written notification from Nasdaq that the company had regained compliance with Nasdaq Listing Rule 5550(a)(2) because the Staff determined that in the ten consecutive business days, from March 29, 2023 to April 12, 2023, the closing bid price of the company’s ADSs has been at $1.00 per share or greater..

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About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed phase II study in glioblastoma reported promising signals of efficacy in 2021, and a pivotal study for registration, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, diffuse midline gliomas, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumours (AT/RT) in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.